United States securities and exchange commission logo





                             April 7, 2023

       Haggai Alon
       Chief Executive Officer
       SMX (Security Matters) Public Ltd Co
       Mespil Business Centre, Mespil House, Sussex Road,
       Dublin 4, Ireland

                                                        Re: SMX (Security
Matters) Public Ltd Co
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed April 3, 2023
                                                            File No. 333-270674

       Dear Haggai Alon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. We note your response to our prior comment 3 and reissue the comment in part. Please disclose the amount
available to the Company under the Standby Equity Purchase
                                                        agreement at the
applicable floor price.
       General

   2.                                                   Include audited
financial statements for the most recently completed fiscal year. Refer to
                                                        Item 8 of Form 20-F.
 Haggai Alon
FirstName   LastNameHaggai   Alon
SMX (Security   Matters) Public Ltd Co
Comapany
April       NameSMX (Security Matters) Public Ltd Co
       7, 2023
April 27, 2023 Page 2
Page
FirstName LastName
       You may contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Crispino,
Staff Attorney, at (202) 551-3456 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Stephen Fox